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                           DEVON ENERGY CORPORATION                 Exhibit 12
               Computation of Ratio of Earnings to Fixed Charges

                                                                      Year Ended December 31,
                                                                 1997          1996          1995

Earnings before income taxes                                $121,340,529    59,298,532    25,621,899

Add:
       Interest expense                                          273,821     5,276,527     7,051,142
       Distributions on preferred securities of subsidiary     9,717,502     4,753,125             -
       Amortization of costs incurred in connection with the
         offering of the preferred securities of subsidiary
         trust                                                   161,113        82,003             -
       Estimated interest factor of operating lease payments     376,965       190,726       182,129

Earnings, as adjusted (A)                                   $131,869,930    69,600,913    32,855,170

Fixed charges:
       Interest costs incurred                                   273,821     5,276,527     7,051,142
       Distributions on preferred securities of subsidiary
         trust                                                 9,717,502     4,753,125             -
       Amortization of costs incurred in connection with
         the offering of the preferred securities of
         subsidiary trust                                        161,113        82,003             -
       Estimated interest factor of operating lease payments     376,965       190,726       182,129

Total fixed charges (B)                                      $10,529,401    10,302,381     7,233,271

Ratio of earnings to fixed charges (A) / (B)                       12.52          6.76          4.54
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